Exhibit j1

Executed Copy

CUSTODIAN AGREEMENT

THIS CUSTODIAN AGREEMENT (the “Custodian Agreement”), effective the 23rd day of July, 2003 (the “Effective Date”), is made among Wells Fargo Bank Minnesota, National Association, as custodian (the “Custodian”) and Medallion Financial Corp. a Delaware corporation, Medallion Funding Corp. a New York corporation, and Freshstart Venture Capital Corp., a New York corporation (collectively, the “Client”).

RECITALS:

WHEREAS, the Client has originated and wishes to deposit certain loans (the “Loans”) pursuant to which the Client will issue notes and related original documentation therefore (collectively, the “Loan Documents”) for safekeeping; and

WHEREAS, the Client has requested, and the Client and the Custodian agree, that certain Loan Documents shall be placed in the possession of the Custodian; and

WHEREAS, the Custodian will acknowledge possession of said Loan Documents; and

NOW THEREFORE, the parties agree as follows:

SECTION 1. APPOINTMENT OF CUSTODIAN AND PRIORITY OF DUTY. The Client hereby authorizes the Custodian to hold the Loan Documents more fully described below and authorizes the Custodian to perform the functions and duties hereinafter assigned to it. The Custodian agrees to perform the functions and duties hereinafter assigned to it as bailee and as agent of the Client.

SECTION 2. SAFEKEEPING OF THE LOANS. (a) The Client hereby agrees that with respect to each Loan it will deliver from time to time (or cause to be delivered) to the Custodian at the address set forth in Section 6(c) hereof and release to the Custodian as custodian for, and bailee of, the Client the documents described in the Loan Schedule (as defined herein). In connection with each such delivery, the Client shall provide the Custodian with a schedule, (the “Loan Schedule”) in both hard copy and in an electronic format acceptable to the Custodian, setting forth a detailed listing, as to each Loan, of the documents, which are being delivered. Each such date of delivery shall hereinafter be referred to as a “Delivery Date.” The Custodian shall hold the Loan Documents for safekeeping, as bailee for and on behalf of and for the benefit of the Client until such Loan Documents are released to the Client in accordance with the provisions of this Custodian Agreement. The Custodian shall keep the Loan Documents in a fire resistant storage vault under its exclusive control or otherwise in a safe manner and shall use due care to preserve and protect the same. Upon receipt of a written request of a Client in the form attached hereto as Exhibit A, the Custodian shall promptly deliver and release to the requesting Client the Loan Documents.

(b) Upon receipt of Loan Documents, the Custodian shall promptly deliver to the Client at the address set forth in Section 6(c) hereof, via electronic transmission acceptable to the Client and the Custodian, a report (the “Loan Schedule and Exception Report”) which shall set forth (a) the Loans being delivered to the Custodian on any applicable Delivery Date as well as the Loans previously delivered to the Custodian hereunder, (b) any Loans that has been released to the Client pursuant to subsection (a) hereof and the date such Loan was released and (c) any variances from the Loan Schedule delivered in connection therewith, with any updates thereto from the time the previous Loan Schedule and Exception Report was delivered (each, an “Exception”). Each such Loan Schedule and Exception Report, shall supersede and replace any and all previously delivered Loan Schedule and Exception Reports. The delivery of each Loan Schedule and Exception Report to the Client shall be the Custodian’s representation that, other than the exceptions: (i) all documents set forth in the related Loan Schedule have been delivered and are in the possession of the Custodian as part of its files for such Loan, (ii) all such documents have been reviewed by the Custodian and appear on their face to be regular and to relate to such Loan, and (iii) each Loan identified on such Loan Schedule and Exception Report is being held by the Custodian as the bailee for the Client pursuant to this Custodian Agreement.

(c) In connection with a Loan Schedule and Exception Report delivered hereunder by the Custodian, the Custodian shall make no representations as to and shall not be responsible to verify (A) the validity, legality, enforceability, due authorization, recordability, sufficiency, or genuineness of any of the documents contained in each such file or (B) the collectability, insurability, effectiveness or suitability of any such Loan. The Client hereby gives the Custodian notice that from and after the Delivery Date, the Client shall have a security interest in each Loan identified on a Loan Schedule and Exception Report until such time that the Custodian receives written notice from the Client that the Client no longer has a security interest in such Loan.

(d) The Custodian is hereby authorized, upon the written request of the Client, to release to the Loan Documents for a Loan identified in such request. Each such release by the Custodian shall be made by the close of business on the second Business Day following such request.

SECTION 3. CUSTODIAN FEES. The Custodian shall receive as compensation for its services hereunder fees in accordance with Exhibit B attached hereto.

SECTION 4. TERMINATION OF CUSTODIAN AGREEMENT. The Client shall have the right to terminate the Custodian on thirty (30) days written notice at any time. The Custodian may at any time resign and terminate its obligations under this Custodian Agreement upon at least 30 days’ prior written notice to the Client. In either case, any delivery of Loan Documents shall be provided within a period mutually agreed upon by the Client and the Custodian, and the Client shall make payment of all accrued fees of the Custodian in its capacity as Custodian.

SECTION 5. REPRESENTATIONS, WARRANTIES, AND COVENANTS OF THE CUSTODIAN.

(a)	The Custodian will maintain a system whereby it can track and identify the Client’s Loans and Loan Documents for the benefit of the Client.

(b)	The Custodian will exercise reasonable care and diligence in the possession, retention, and protection of the Loans and Loan Documents.

(c)	The Custodian will maintain the confidentiality of the information provided hereunder. The Custodian has in place a reasonably designed security system for access to original documents and to its computer system.

SECTION 6. MISCELLANEOUS.

(a)	This Custodian Agreement shall be binding upon the parties hereto, their successors, transferees, and assigns, and shall inure to the benefit of the parties hereto, their successors, and permitted transferees and assigns. Each of the Custodian and the Client may each assign and delegate its rights and duties under this Custodian Agreement in connection with any assignment of its respective rights and delegation of its respective duties under, upon the express written permission of the other party.

(b)	This Custodian Agreement may be executed and delivered in any number of counterparts each of which, when so executed and delivered, shall be an original; provided, however, that such counterparts shall together constitute but one and the same instrument.

(c)	Any provision of this Custodian Agreement that is prohibited, unenforceable, or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability, or non-authorization without invalidating the remaining provisions hereof or affecting the validity, enforceability, or legality of such provision in any other jurisdiction.

(d)	All notices, demands, and other communications shall be in writing, shall be delivered or mailed, by overnight courier or by first class mail, postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified in writing by the party to whom addressed):

If to the Client:	Medallion Financial Corp. 437 Madison Avenue New York, New York 10022 Attention: Dean W. Ryan, Senior Vice President

(with a copy to (same mailing address)):	Michael C. Carroll, V.P. and General Counsel

If to the Custodian:	Wells Fargo Bank Minnesota, National Association MAC N9328-011 751 Kasota Avenue Minneapolis, Minnesota 55414 Attention: ABS Custody Vault

(e)	This Agreement is being delivered in and shall be construed in accordance with and governed by the laws of State of New York (without regard to conflict of laws provisions). All parties hereby irrevocably and unconditionally submit to the jurisdiction of the state court and federal courts sitting in New York County, New York, over any suit, action or proceeding arising out of or relating to this Agreement, to the exclusion of all other forums. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue in any such court and any claim that such court is an inconvenient forum.

(f)	Written instructions as to the method of shipment and shipper(s) the Custodian is directed to utilize in connection with transmission of Loan Documents in the performance of the Custodian’s duties hereunder shall be delivered by the Client to the Custodian prior to any shipment of any Loan Documents hereunder. The Client will arrange for the provision of such services at its sole cost and expense and will maintain such insurance against loss or damage to Loan Documents as the Client deems appropriate.

SECTION 7. LIMITATION OF LIABILITY.

(a)	It is expressly understood and agreed by the parties hereto that this Custodian Agreement is executed and delivered by Wells Fargo Bank Minnesota, National Association, not individually or personally but solely as custodian for Client, in the exercise of the powers and authority conferred and vested in it solely under this Custodian Agreement.

(b)	The obligations of the Custodian shall be determined solely by the express provisions of this Custodian Agreement. No representation, warranty, covenant, agreement, obligation or duty of the Custodian shall be implied with respect to this Custodian Agreement or the Custodian’s services hereunder.

(c)	The Custodian shall be under no duty or obligation to inspect, review or examine the Loan Documents to determine that the contents thereof are genuine, enforceable or appropriate for the represented purposes or that they have been actually recorded or that they are other than what they purport to be on their face.

(d)	The Custodian may rely, and shall be protected in acting or refraining to act, upon and need not verify the accuracy of, any written instruction, notice, order, request, direction, certificate, opinion or other instrument or document reasonably believed by the Custodian to be genuine and to have been signed and presented by the proper party or parties, whether such presentation is by personal delivery, express delivery or facsimile.

(e)	Except for the preservation of the Loan Documents pursuant to the terms of this Custodian Agreement, the provisions of this Custodian Agreement shall not require the Custodian to expend or risk its own funds or otherwise incur financial liability in the performance of its duties under this Custodian Agreement if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity is not reasonably assured to it.

(f)	The Custodian shall not be responsible or liable for, and makes no representation or warranty with respect to, the validity, adequacy or perfection of any lien upon, or security interest in, any Loans purported to be granted at any time to the Client.

[SIGNATURES APPEAR ON THE NEXT PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective authorized representatives effective as of the date first above written.

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION

By:	/s/ Joe Nardi
	Name:	Joe Nardi
	Title:	Assistant Vice President

Accepted and Agreed:

MEDALLION FINANCIAL CORP.

By:	/s/ Alvin Murstein
	Name:	Alvin Murstein
	Title:	Chairman and Chief Executive Officer

MEDALLION FUNDING CORP. FRESHSTART VENTURE CAPITAL CORP.

By:	MEDALLION FINANCIAL CORP. Its sole shareholder

By:	/s/ Alvin Murstein
Name: Alvin Murstein
Title: Chairman and Chief Executive Officer

EXHIBIT A

AUTHORIZATION TO RELEASE LOANS

This document shall constitute the undersigned’s authorization to release the loans to the entity specified below described herein from the bailment described below:

Bailment:

Name and Address of Obligor:

Medallion Loan Number:

Medallion Number:

[Client]

By:

Name:
Title:
Date:

EXHIBIT B

SCHEDULE OF CUSTODIAN FEES

ACCOUNT ACCEPTANCE FEE:	$2,500.00

This fee covers all initial services including the examination, execution and delivery of the governing documents, and establishing the necessary records and accounts. Acceptance Fee is not contingent upon transaction closing and is payable no later than the closing date.

CUSTODIAN FEES:

Monthly Administration Fee:	$750.00

Includes maintaining the custody account on the Collateral Online Tracking System, reporting as necessary on the collateral, making miscellaneous photocopies and sending miscellaneous faxes.

Deposit and Certification of Loan Files:	$4.00 Per file.

Includes inventory and review of documents in file and reinstatement of released and rejected files.

Annual Safekeeping Fee:	$2.50 Per file; billed monthly

Final/Trailing Documents: Includes filing of documents in the loan file.	$0.50 Per occurrence.

Interfiling / File Consolidation Fee:	$1.00 Per file; assumes the receipt of the loan files are in numerical order

Release Request:	$2.00 Per occurrence; 48 hour turnaround time, excludes shipping expenses.

This proposal assumes that Wells Fargo is to receive an electronic file schedule prior to or with the shipment of files and that the order of the files and electronic file schedule are consistent. In addition to the above, Wells Fargo is not responsible for all delivery fees pertaining to the shipment of the files to and from Wells Fargo. This fee will be charged monthly in arrears and is due upon receipt.